UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UshowUs Co., Inc.

(Name of small business issuer in its charter)

Nevada	7380	88-0480156
State of incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

2802 Juan Street, Suite 12	2802 Juan Street, Suite 12
San Diego, California 92110	San Diego, California 92110
(619) 295-1305	(619) 295-1305
Principal Executive Offices	Principal Place of Business

Donald R. Brady
2802 Juan Street, Suite 12
San Diego, California 92110
(619) 295-1305
Name, address, and telephone number of agent for service

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	**1,200,000**	**$ 0.25**	**$ 300,000**	**$ 27.60**

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Disclosure alternative used (check one): **Alternative 1; _X_** ; Alternative 2 ___

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

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UshowUs Co., Inc.
Common Stock: 1,200,000 Shares

UshowUs Co., Inc. is offering 1,200,000 shares of common stock at a price of $0.25 per share. This is a direct public offering conducted by UshowUs Co., Inc. The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. UshowUs Co., Inc. may extend this offering for an additional 90 days, solely at the discretion of the UshowUs Co., Inc.

_____

The date of this offering prospectus is June 5, 2002.

_____

This offering is being registered for sale in the State of Nevada

_____

Common Stock: 1,200,000 shares
Offering Price: $ 0.25 Per Share

	Price to Subscribers	Proceeds to Company
Per Unit	$ 0.25	$ 0.25
Total	$ 300,000	$ 300,000

The proceeds to UshowUs Co., Inc. are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this offering.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency, nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **See *question #2, page 4,* "RISK FACTORS"**.

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Table of Contents

This Offering Circular, together with Financial Statements and
other attachments consists of a total of 42 pages.

THE COMPANY

1. Exact corporate name: **UshowUs Co., Inc.**
State and date of incorporation: Nevada; December 1, 2000
Street address of principal office: 2802 Juan Street, Suite 12
San Diego, California 92110
Company telephone number: (619) 295-1305

Fiscal year: December 31
Person(s) to contact at Company with respect to offering: Donald R. Brady
President, UshowUs Co., Inc.
(619) 295-1305

RISK FACTORS

2. Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1. *UshowUs Co., Inc. is a new company. UshowUs Co., Inc. is an investment risk because of significantly limited operations to date.*
UshowUs Co., Inc. was incorporated in the State of Nevada on December 01, 2000. UshowUs Co., Inc. is in the development stage and has had significantly limited operations with net losses and negative cash flows to date. UshowUs Co., Inc has not been able to establish significant revenues to date and there is no historical basis to expect that sufficient revenues will be generated by the planned efforts.

2. *UshowUs Co., Inc is an investment risk because the business model and marketing strategies planned are not proven. If this model and strategies are unsuccessful UshowUs Co., may not attract enough school district users to become profitable.*
UshowUs Co., Inc. has no established basis to assure investors that business or marketing strategies will be successful. A lack of achieving significant revenues to date implies uncertainty as to the amount and adequacy of future revenues; as well as UshowUs Co., Inc Inc.'s ability to attract sufficient school district users to operate its website services profitably.

3. *UshowUs Co., Inc. plans to develop new software products. UshowUs Co., Inc. may not be able to adequately develop these planned software projects resulting in the loss of funds expended in their development.*
UshowUs Co., Inc. has no established basis to assure investors that software development projects will be completed as planned or gain adequate market acceptance. The planned software projects are in their preliminary stage of development and may become too costly or become obsolete prior to their complete development. The continued use of third party software would not provide any competitive advantage over potential competitors who may be better capitalized.

4. *UshowUs Co., Inc. company developed school support websites may not generate sufficient interest to become profitable. This will negatively impact the ability to generate needed revenue.*
UshowUs Co., Inc. owns and may continue to develop its own websites. Management may select subject matter for websites that does not have sufficient interested users to make the site profitable. Company operated websites are part of the revenue model in the business plan and the failure of these sites could effect the companies ability to sustain operations. The eschoolaide site is currently being developed and is dependent on sufficient users for its functionality and profitability as a school district administrative support site.

5. *UshowUs Co., Investors could lose all or a substantial portion of their investment if the offering price arbitrarily determined by UshowUs Co., Inc. has been set too high, at a value greater than a market value that the shares can attain.*
   The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. UshowUs Co., Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for UshowUs Co., Inc.'s stock, the shares will attain market values commensurate with the offering price.

6. *UshowUs Co., Inc. may not realize sufficient or timely sales from this offering to fully develop its software products, as UshowUs Co., Inc is offering shares on direct participation basis, rather then using the experience of a dealer-broker.*
   UshowUs Co., Inc. is offering shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered shares. No assurance can be given that any or all of the shares will be sold. UshowUs Co., Inc. does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares.

7. *UshowUs Co., Inc. may register this offering in one or only a few states. Many states will require registration of these securities in order to sell to its citizens. This limited state registration will limit the number of potential purchasers negatively affecting the company's ability to sell this offering.*
   UshowUs Co., Inc. will initially register its securities for sale in the State of Nevada and intends to register in additional states if necessary to complete this offering. The securities will likely not be considered a "covered" security, so state registration is required in many states for initial sales from the issuer. UshowUs Co., Inc. may have to register the offering in other states to sell a sufficient amount of this offering to implement the current business plan. Each additional state registration will add costs and time delays to this offering.

8. *UshowUs Co., Inc. may not be able to develop sufficient interest in its stock to create a stable market. – Investors will be subject to probable price fluctuations or no market for these securities may develop and investors would be unable to sell their securities.*
   UshowUs Co., Inc Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

UshowUs Co., Inc. has been formed to:

1. Create and operate a website and database that provides secure web based administrative services cost effectively to school districts across the nation over the internet and intranet. Specifically, the site will permit individual teachers in district schools to securely communicate with parents, communicate internally within their own school and will permit the schools and districts to report electronically to regional and state offices. The product, eschoolaide will permit teachers and parents to share grades, progress reports, messages and attendance information about the student. Also the teacher will be able to account for and report attendance electronically to their internal attendance office. Schools in turn will be able to enroll students, build schedules and report and track attendance to state processing centers. Although there are some web based programs on the market at present that accomplishes these tasks, they tend to be expensive and beyond the budgets of many smaller school districts.

   Additionally, many of the existing administrative systems do not have web interfaces, and feature older, expensive to maintain software and software architectures. UshowUs Co., Inc, Inc proposes to fill an existing void in the market with a low cost, web based administrative tool to take advantage of Internet connectivity to meet the needs not currently being addressed in the marketplace.

2. Write new, proprietary underlying software applications that will facilitate easier, more cost effective automated management of all aspects of the classroom, school, and district and state administration. And serve as a template for expansion to nationwide UshowUs Co., Inc.'s eschoolaide sites. Such an application will largely automate the many functions designed into the UshowUs Co., Inc sites, making ongoing site administration far easier than current applications allow.

3. Create a new software application, which closely parallels existing school administrative software currently deployed by companies like Power School and WinSchool, but includes refinements such as internet based operations that management believes will improve functionality and reduce costs to users, making such software more valuable than existing products.

Eschoolaide uses a standard server architecture that includes third party software components along with proprietary eschoolaide software components. A Linux/Java interface connects the server to the system administrator user interface. The database uses an SQL engine with a Resin Servlet engine to support eschoolaide servlets and the Java Server Pages (JSP). An Apache web server with mod Gaucho provides the intranet browser interface to the teacher classroom computers and the school/system administrator computers. Apache also provides the interface to the firewall and its reverse proxy server.

eschoolaide features the following functions and features:
Shared Secure Login
 Teacher Functions
   -grading, attendance, calandar, contacts, roster, syllabus, log, personal information and administrative settings.

Student/Parent Features
   -Grades, attendance, calendar, contacts, syllabus, personal information, settings and transcript summary
School Administrator Features.
   -Grading, attendance Calandar, contacts, roster syllabus, log, personal information and administrative settings.
   - On-line class scheduling

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

UshowUs Co., Inc. has internally developed the eschoolaide software package as an operational pilot that will be ready for pilot testing by June, 2002. UshowUs Co., Inc has already purchased all of the computer server hardware, associated peripherals, development tools, database development kits necessary to support deployment of the pilot. UshowUs Co., Inc has negotiated with the Mineral County Nevada School District to launch the pilot by the end of June 2002. This pilot will be evaluated during the summer session of the 2002 school year in parallel with existing automated administrative systems and, if successful will be selected in the July/August 2002 time frame to replace the existing system. The school board has held public meetings with the producers of the existing administrative system and criticiized its lack of a web interface. Eschoolaide fills that void with a more technically advanced and cost effective solution. If the pilot is successful and a contract is obtained from Mineral County School District, it is anticipated that expansion of eschoolaide into four other counties in Nevada will be accomplished before and during the 2003 school year. These activities will generate revenue and market proof of concept necessary to embark on regional and national expansion. Deployment of the pilot is not expected to require any significant resources beyond those already in place in Nevada and California. Since hardware and supporting software for eschoolaide development is commercial-off-the shelf, there is no dependency on special suppliers.

The eschoolaide site is functional in that the programming necessary to make the content and active elements of the pages function is complete. The site is interactive in nature and therefore requires testing to assure that users can navigate and utilize the features of the site. Users of the site must interact by entering grade, progress and attendance date on the site and interacting with parents and other school and district authorities. With much of the site content is generated by the teachers/parents, the mechanisms in which that content is integrated must be tested. An introductory and pilot period is planned in which typical user interaction can be evaluated and the software can be modified to correct anomalies. The development milestones indicated in question 4(a) are a better indicator of the planned development of this Internet site.

(c) Describe the industry in which the Company is selling or expects to sell its products or services. And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

There are two major companies which provide services similar to eschoolaide in the state of Nevada, PowerSchool and WinSchool. Each of these services are provided regionally and nationwide. The eSchoolaide product will intially be introduced in Nevada where the population density is low and funding for schools and school administrative programs are heavily subsidized by federal grants. The eschoolaide product is distinguished in the marketplace by it is totally web based as compared to the competetors that feature web interface only portions of their systems. Neither WinSchool nor PowerSchool have indicated that they will be moving to a fully web based system in the near future. The key element of a totally web based system is that once developed, it can be more cost effectively deployed and maintained, thereby saving the school district significant costs for installation and for yearly maintenance.

While WinSchool and PowerSchool have strong partners such as Microsoft and have a large footprint nationwide, they are vulnerable in the small school district markets because of price and an unwillingness to adapt to the needs of these markets in the area of web access. For this reason, eschoolaide was created to compete intially in the small markets and then grow into larger ones. The price comparison below between eSchoolaide in a typical small school district with 800 students, and our competetors, reveals that eschoolaide is an extremely attractive alternative in terms of price.

	Initial Setup	Annual Maintenance	Annual Cost Per Student	On site Training
WinSchool	$34,000	$4,000	$8.00/year	$7,000/per day
PowerSchool	$62,000	$15,000	None	Unavailable
Eschoolaide	$20,000	$3,500	$7.00/year	$5,000/per day

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The company is targeting small school districts intially in the state of Nevada. These districts typically have 2,000or less students. We have contacted Mineral County School District and arranged for a pilot demonstration of our product beginning in April 2002. If successful, this pilot is anticipated to led to a contract for delivery of series in August 2002, in time for the 2002-2003 school year. Follow on marketing will be done directly with the remaining school districts in Nevada. Recommendations will be solicited from Mineral County Board of Education to leverage our position for extended deployment in a target of 4-6 additional Nevada School districts in 2003.

Concurrently with deployment in Mineral County, a direct mail, telephone and Internet marketing campaign will be launched targeting small school districts in eight Western states to include California, Oregon, Washington, Idaho, Wyoming, Colorado, Arizona and New Mexico. The objective of this campaign is to obtain contracts in at least one school district in each of these states by the end of calendar year 2003. Virtual demonstrations of the system can be conducted via telephone conference to qualify leads. Personal visits to the extended customer set will be reserved for closing sales and system delivery. Paragraph four below contains a timeline and projected revenues that will be derived from the marketing effort over the next 18 months.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

UshowUs Co., Inc. is a newly formed company with a limited operating history and does not currently have a backlog of written firm orders for products or services as of a recent date, nor does UshowUs Co., Inc. have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	1	1
Operations	1	
Sales	1	2
Clerical	0	1
Engineering	2 part time	1 full time
TOTAL	5	6

NOTE: Three of the current employees are the officers of the company.

None of UshowUs Co., Inc Inc.'s employees are subject to collective bargaining agreements.

UshowUs Co., Inc. does not currently have any supplemental benefits or incentive agreements with any of its employees.

UshowUs Co., Inc. does intend to offer stock ownership incentives to employees in an effort to secure high quality programming and artistic design talent, as well as business management. No firm structure has yet been derived at this date.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The registered office of this corporation is in the State of Nevada, but development is principally taking place in the State of California,. The corporation may also have offices at such other places both within and without the States of Nevada and California as the Board of Directors may determine or the business of the corporation may require. Currently the company's offices are being provided without cost by Roy Withers. It is not anticipated that any office space will be leased before the end of the pilot in of August 2002

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

UshowUs Co., Inc.'s core business will be the construction and operation of unique school administration web sites utilizing a software application of UshowUs' own design. This application will likely be copyrighted, and will represent considerable insight into the company's low cost, high content internet based approach to automated school administration. Any pilot effort may be preceded by a Non Disclosure Agreement with the accommodating party. There are no significant licensing agreements that affect the eschoolaide product.

UshowUs Co., Inc. expended approximately $8,000 on research and development of the eschoolaide product in calendar year 2001. It is anticipated that similar amounts will be expended for R&D in 2002. There were no revenues in 2001 and it is anticipated that contracts for some $20,000 will be obtained from at lest one school district in 2002.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicates the nature and extent of regulation and its effect or potential effects upon the Company.

UshowUs Co., Inc. business and products are not subject to material regulation, including environmental regulation, by any federal, state, or local government agency. The company does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of UshowUs Co., Inc. as to material and/or environmental regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

UshowUs Co., Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

No material mergers or acquisitions have occurred during the period of UshowUs Co., Inc.'s existence, incorporated on December 01, 2000, nor are any such mergers, acquisitions, spin-offs, or recapitalizations pending or anticipated. UshowUs Co., Inc. has not undergone any stock split or dividend, or recapitalizations in anticipation of this offering or otherwise.

UshowUs Co., Inc. may identify beneficial acquisitions in the future. However, none have been identified at this time.

4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The following specifies the events that UshowUs Co., Inc. management believes should occur within the indicated timeframe, number of months after receipt of proceeds, to create revenues:

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Complete development of pilot system	2 months	Software development and testing
Deploy pilot system	3 months	Deployment invited by Mineral County School Board In Mineral Cty, NV
Receive contract for school year 2003	6 months	Replace existing Mineral County Software
Concurrent marketing	3 months	Approach all small school districts in Nevada to pilot or deploy eschoolaide in 2003/2004
Deploy 4 additional systems	6 months	Deploy in 4 counties based on recommendations from Mineral County using refinements from pilot
Hire full time sales rep	7 months	Rep. will initially target rural counties of western States from Montana to New Mexico and westerly
Deploy 50 systems	18 months	Sales will occur in western states and select rural school districts west of the Mississippi

The following specifies the use, if any, of proceeds from this offering as pertain to each of the previously listed events which UshowUs Co., Inc. management believes should occur to create revenues. Where the receipt of levels of proceeds other then the maximum may impact the event, the anticipated impact is specified. Refer to Use of Proceeds, Question 9(a), for further description of the source and amount of proceeds available.

Use of proceeds will be targeted toward refinement of the eschoolaide software and toward marketing, sales and support costs necessary to accommodate expansion of the business. Specifically, $50,000 will be used to employ a full time software engineer in the post pilot phase to ensure that the system is robust and fully supportable upon deployment. This engineer will also serve as the system administrator. An additional $50,000 will be used to hire a full time sales representative and $50,000 to cover travel expenses in the western states during the initial market expansion through month 18. Additional costs of $50,000 will be incurred for advertising, marketing materials and administrative costs associated with leasing and setting up a physical office and telephone service in Nevada. $60,000 will be used to acquire additional development and operational servers and to cover costs associated with the set up, maintenance software and operations of this equipment.

4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (*See Question #'s 11 and 12*

UshowUs Co., Inc. is a services company that is seeking an initial niche market in small school district online administration. If there are delays in development of the pilot software and system that extend beyond the June 2002 time frame, the Mineral County pilot could be at risk. This would mean that deployment would possibly have to be delayed until school year 2004. In that case, proceeds would be used to refine the software and product offering and a broader sales effort would be launched in the western states to seek a major (20-50) system rollout for school year 2004. The initial development team would be kept in place and the only additional costs would be those outlined above related to sales, marketing, advertising and hire of a sales representative. Liquidity would not be significantly affected and working capital would be preserved to support school year 2004 sales and system expansion that will be a major revenue-generating event. UshowUs Co., Inc.'s primary costs after deployment will be for system administration, software maintenance and sales, advertising and marketing. Minimal resources will be required over the next two years for physical office space. For this reason, it is believed that the company can continue to be viable for at least two years even if the short-term milestones (6 months) outlined above were not met.

Given that the company has been able to develop the basic software and system architecture with minimal investment in commercial-off-the-shelf server hardware and principal internal software development by Tro Murphy, one of the shareholders. The likelihood of a serious revenue shortfall over the short-term management believes is unlikely. The company could continue to operate at its present level of activity for the next year without serious consequences. The development and pilot deployment effort is expected to be implemented on schedule and it is anticipated that this deployment will lead to the initial contract with Mineral County School Board as planned for school year 2003.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

UshowUs Co., Inc. is a development stage company without meaningful operational history;
or net, after-tax earnings for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

UshowUs Co., Inc. did not have profits for the last fiscal year.

7(a). What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.

UshowUs Co., Inc.'s current net tangible book value is $1,654 or $0.0003 per share. Giving effect to the sale by UshowUs Co., Inc. of all offered shares at the public offering price, the net tangible book value of the Company would be $269,154 or $0.04 per share which results in dilution to the new shareholders of $0.21 per share.

The following reflects dilution to the new shareholders based upon maximum and nominal sales of shares at the offering price of $0.25 per share.

	Maximum (1,200,000) Shares Sold	50% (600,000) Shares Sold
Net tangible book value	$ 269,154.00	$ 119,154.00
Per share value	$ 0.04	$ 0.02
Dilution to new shareholders	$ 0.21	$ 0.23

7(b). State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

In December 2000, UshowUs Co., Inc. authorized the issuance of founder's shares; 4,000,000 shares of common stock were issued to Donald R. Brady, the current president of the company.

Subsequently, the board of directors authorized the issuance of an additional 15,000 shares of common stock in exchange for services provided; 5,000 shares each were issued to Roy Withers, Tro Murphey, and Kim Riley, each individual currently a director of UshowUs Co., Inc.

UshowUs Co., Inc. agreed to sell a note and take $31,000 as a bridge loan, with the note maturing on January 18, 2002 with a 12% annual interest, and allow the loan provider to purchase 1,000,000 shares of common stock at $0.001 per share. Subsequently the note was converted to 1,000,000 common shares to satisfy the $31,000 principal and all accrued interest.

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

8. **(a)** What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)   Assuming maximum offering is sold: 19 %

8. **(b)** What post-offering value is management implicitly attributing to the entire Company by establishing? the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) Assuming maximum offering is sold: $1,553,750.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

	Maximum* Offering Amount	Percent	50%* Offering Amount	Percent
Total Proceeds	$300,000	100	$150,000	100
Less: Offering Expenses				
Transfer Agent Fee	$1,000	0.3	$1,000	0.6
Printing Cost	$1,500	0.5	$1,500	1.0
Legal Fees	$25,000	8.3	$25,000	16.7
Accounting Fees	$5,000	1.7	$5,000	3.4
Net Proceeds from Offering	$267,500	89.2	$117,500	78.3
Use of Net Proceeds				
Application Development/Support	$60,000	22.4	$30,000	25.5
Employee Staffing	$100,000	37.4	$57,500	49.0
Marketing	$50,000	18.7	$30,000	25.5
Office Expense/Lease Reserve	$50,000	18.7	-	
Misc. and Unforeseen Reserve	$7,500	2.8	-	
Total Use of Net Proceeds	$267,500	89.2	$117,500	78.3
Total Proceeds	$300,000	100%	$150,000	100%

*

Offering Amount	Definition
Maximum	All common stock offered; 1,200,000 shares are sold through the offering.
50% Offering	50% of common stock offered; 600,000 shares are sold through the offering.

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

Potential investors are advised there can be no assurance that any proceeds will be realized from this offering.

9 (b). If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

UshowUs Co., Inc Inc. will use proceeds in the following order of priority:

Transfer Agent
Printing Costs
Legal Fees
Accounting Fees

Application Development/Support
Employee Staffing
    Software Engineer/Systems Administrator
    Marketing Representative
Marketing
Office Expense/Lease Reserve
    Nevada office setup and administrative costs
Miscellaneous and Unforeseen Expenses

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

UshowUs Co., Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. UshowUs Co., Inc. does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of UshowUs Co., Inc. or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

UshowUs Co., Inc. does not have nor anticipates having within the next 12 months any liquidity problems. UshowUs Co., Inc. currently has sufficient cash reserves to sustain itself for the next 12 months at its current level of operations.

UshowUs Co., Inc. has had negative cash flow from operations that will likely continue until our business plan can be implemented and revenue increased.

UshowUs Co., Inc. is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring UshowUs Co., Inc. to make payments. UshowUs Co., Inc. is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

UshowUs Co., Inc. anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months.

If additional funding is required, a restructured offering of securities may have to be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity.

The officers of UshowUs Co., Inc. may invest cash into UshowUs Co., Inc. if needed; however, no officer of UshowUs Co., Inc. has entered into any agreement, formal or informal, to invest additional cash.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

		Amount Outstanding December 31, 2001
Debt:		
Short-term debt	$	1,240
Long-term debt	$	31,850
Total debt	$	33,090
Stockholders equity (deficit):		
Preferred stock	$	0
Common stock, No par value	$	5,015
Deficit accumulated in development stage	$	-
Retained earnings (deficit)	$	(36,451)
Total stockholder's equity	$	(31,436)
Total Capitalization	$	1,654

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 750,000,000
Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X]   Common Stock
[   ]   Preferred or Preference Stock
[   ]   Notes or Debentures
[   ]   Units of two or more types of securities composed of: _____
[   ]   Other: _____

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

15. These securities have:

Yes	No	
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____

16. Are the securities convertible?   [   ] Yes   [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17(a). If securities are notes or other type of debt securities:

1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _____
3. Is there a mandatory sinking fund? Describe: _____
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: _____
7. If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____
How much indebtedness shares in right of payment on an equivalent basis? $_____
How much indebtedness is junior (subordinated) to the securities? $_____

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding UshowUs Co., Inc. as securities are not notes or other types of debt securities.

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding UshowUs Co., Inc. as securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?	[ ] Yes	[ ] No
Are securities callable?	[ ] Yes	[ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding UshowUs Co., Inc. as securities are not Preference or Preferred Stock.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

UshowUs Co., Inc. is offering 1,200,000 shares of Common Stock.
UshowUs Co., Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ 1,654 as of December 31, 2001.

PLAN OF DISTRIBUTION

21.   The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

UshowUs Co., Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by UshowUs Co., Inc. or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 14.

UshowUs Co., Inc. will offer its securities through Donald R. Brady, President of UshowUs Co., Inc., and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Brady is an associated person of UshowUs Co., Inc. as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

The president will not be compensated for his participation in the sale of UshowUs Co., Inc Inc.'s securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

The president is not an associated person of a broker or dealer at the time of participation in the sale of UshowUs Co., Inc Inc.'s securities.

The president will restrict his participation to the following activities:

Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, UshowUs Co., Inc. for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

22.   Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by UshowUs Co., Inc., or any of its principals.

UshowUs Co., Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

UshowUs Co., Inc., or any of its principals, will <u>not</u> use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made:

Name: Donald R. Brady, President
Address: 2802 Juan Street, Suite 12
                   San Diego, California 92110
Telephone: (619) 295-1305

25. If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply. Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

UshowUs Co., Inc. is not limiting this offering to any special group or number of individuals, nor is the offering subject to any other limitations.

26 (a). Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is no minimum proceeds set for this offering. All funds received in this offering will be deposited directly into the corporate general account.

   (b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: __/__/____ Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

No escrow is required. There is no minimum proceeds set for this offering.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares were issued to officers of UshowUs Co., Inc. or close investors subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued were issued to officers of UshowUs Co., Inc or close investors subject to exemptions to registration, and are subject to a minimum one-year restriction on resale.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.   If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

UshowUs Co., Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.   **Chief Executive Officer**   **Title:**   PRESIDENT, DIRECTOR
                                                              Chief Executive Officer

Name: Donald Brady   Age: 54
Office Street Address: 2802 Juan Street, Suite 12   Telephone: (619) 295-1305
                        San Diego, CA 92110

Donald Brady is currently Vice President of Sales for Networkcar, Inc, a start up Telematics firm that provides after market diagnostic and location based services to automobile owners and automobile dealers. Mr. Brady will be responsible for advertising sales and marketing.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Networkcar, Inc	Vice President of Sales	2000 - present
	Responsibilities: Oversee all aspects of marketing and sales for telematics company providing diagnostic and locational services to automotive aftermarket customers and dealers.	
TransCore	Vice President, Transborder Systems	1995 - 2000
	Responsibilities: Responsible for directing all activities related to electronic border crossing and electronic trade corridor development and operations.	

Education:

Degree	School	Date
History, BS	Oregon State University	1968
Management, MS	Salve Regina University	1991

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 40%

30.   **Chief Operating Officer**

Question 30 is shown for continuity; and, is not applicable. UshowUs Co., Inc. does not currently have designated a Chief Operating Officer. Mr. Donald Brady, President will also have responsibility for operational duties.

31. Chief Financial Officer   Title: DIRECTOR
                                                              Secretary/Treasurer

Name: Tro Murphey   Age:
Office Street Address: 2802 Juan Street, Suite 12   Telephone: (619) 295-1305
                       San Diego, CA 92110

Tro Murphy is currently a senior software engineer at Optimag, Inc. Mr. Murphy is in charge of designing, developing and testing metrology software for Optimag metrology systems.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Optimag, Inc.	Senior Software Engineer	9/00 – Present

Responsibilities include developing metrology and automation software for Optimag Metrology systems.

Employer	Title	Dates of Position
Transcore Inc.	Senior Systems Engineer	6/95 – 9/00

Responsibilities included developing systems and system software to control access to U.S. borders. Developed software and systems related to electronic border crossing and electronic trade corridor development operations.

Education:

Degree	School	Date
BSEE	U.C. Davis	1979
BS Entomology	U.C. Davis	1975

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 40%

32. Other Key Personnel

UshowUs Co., Inc. has no additional key personnel at this time.

DIRECTORS OF THE COMPANY

33.   Number of Directors: 3
           If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

           The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of UshowUs Co., Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.   Information concerning outside or other Directors (i.e., those not described above):

           UshowUs Co., Inc. has no other Directors other than those previously described.

35(a). Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

           None of the officers or directors of UshowUs Co., Inc. have ever worked for or managed a company in the same business as UshowUs co., Inc.

35(b). If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

No non-compete or non-disclosure agreements exist between the management of UshowUs Co., Inc Co., Inc and any prior or current employer.

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Since September 2000, Mr. Brady has served as Director of Business Development of Networkcar, Inc. a privately held start up company. Networkcar is a telematics and information services firm that produces diagnostic and location based information to car owners, automotive dealers and fleet managers.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All key personnel are employees of UshowUs Co., Inc.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

UshowUs Co., Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of UshowUs Co., Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of UshowUs Co., Inc..

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not those persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37.   Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

UshowUs Co., Inc. is incorporated under the laws of the state of Nevada. UshowUs Co., Inc. has authorized 750,000,000 shares, 6,015,000 of which are issued and outstanding. Founders and directors hold 4,015,000 shares, 1,000,000 shares were issued through the exercise of an option and 1,000,000 shares were issued through the conversion of outstanding debt.

Name	Class of Shares	Number of Shares	Average Price Per Share	% of Total Outstanding
David R. Brady	Common Stock	4,000,000	$ 0.001	66.5
Rothchild Financial	Common Stock	2,000,000	$ 0.017	33.2

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

38.   Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 4,015,000 shares (67% of total shares outstanding)

After offering: a) Assuming minimum securities sold: 4,015,000 shares (67% of total outstanding)
                        (There is no minimum proceeds set for this offering, assumption is zero sold.)

b) Assuming maximum securities sold: 4,015,000 shares (55.6% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39(a).   If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the officers, directors, key personnel or principal stockholders of UshowUs Co., Inc. are related by blood or marriage.

39(b).   If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

UshowUs Co., Inc. has not, nor proposes to do so in the future, made loans to any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

No loans of any kind are currently contemplated between UshowUs Co., Inc. and any officer or director.

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of UshowUs Co., Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to UshowUs Co., Inc.

40. **(a)**. List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Remuneration for the last fiscal year was:

Name	Position	Cash	Common Stock
Donald Brady	President	$0	4,000,000 shares
Tro Murphey	Secretary/Treasurer	$0	5,000 shares
Roy Withers	Director	$0	5,000 shares

(b). If remuneration is expected to change or has been unpaid in prior years, explain.

Officers are currently contributing time to the company without additional compensation. Salaries may be given in the future as provided by sales and profitability

(c). If any employment agreements exist or are contemplated, describe:

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of UshowUs Co., Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by UshowUs Co., Inc.

No employment agreements currently exist or are contemplated until UshowUs Co., Inc. is profitable.

41(a). Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. *Not Applicable*
State expiration dates, exercise prices, and other basic terms for these securities: *Not A*pplicable

41(b). Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c). Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of UshowUs Co., Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42.   If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

UshowUs Co., Inc. is highly dependent on the availability of services from personnel in specific operational assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with UshowUs Co., Inc. No specific arrangements with any personnel have been made, or are presently contemplated.

Note: After reviewing the above potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43.   Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of UshowUs Co., Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon UshowUs Co., Inc.'s business, financial condition, or operations, including any such litigation or action involving UshowUs Co., Inc 's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44.   If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

UshowUs Co., Inc., is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45.   Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

UshowUs Co., Inc. is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this offering circular.

FINANCIAL STATEMENTS

46. Financial statements, as required for Offering Circular.

CONTENTS

<u>Document</u>

<u>Page</u>

USHOWUS CO., INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

With

INDEPENDENT AUDITOR'S REPORT

FOR THE PERIOD FROM
DECEMBER 1, 2000 (INCEPTION)
TO
DECEMBER 31, 2001

Independent Auditor's Report

To the Board of Directors and Shareholders
UshowUs Co., Inc.

I have audited the balance sheet of UshowUs Co., Inc. (A Development Stage Company), as of December 31, 2001, and the related statements of operations, shareholders' equity, and cash flows from December 1, 2000 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UshowUs Co., Inc., as of December 31, 2001, and the results of its operations, and its cash flows for the period from December 1, 2000 (inception) through December 31, 2001, in accordance with generally accepted accounting principles.

/S/ Craig W. Conners

Craig W. Conners
Certified Public Accountant
San Diego, California
February 21, 2002

Page F-2

USHOWUS CO., INC.
(A Development Stage Company)
Balance Sheet

December 31, 2001

ASSETS

	December 31, 2001 (Audited)
CASH	$ 1,654
EQUIPMENT	0
	$ 1,654

LIABILITIES & SHAREHOLDERS' EQUITY

ACCRUED INTEREST PAYABLE	$ 1,240
LOANS FROM SHAREHOLDERS	31,850
COMMON STOCK, $0.001 par value, 750,000,000 shares authorized; 5,015,000 shares issued and outstanding (Note 4)	5,015
ACCUMULATED DEFICIT	(36,451)
TOTAL LIABILITIES & SHAREHOLDER EQUITY	$ 1,654

See Notes to Financial Statements

Page F3

USHOWUS CO., INC.
(A Development Stage Company)

Statement of Operations

December 1, 2000 (Date of Inception) through
December 31, 2001

	December 31, 2001
Consulting Fee	$ 23,000
Interest Expense	1,240
Professional fees	6,620
Registration and Filing Fees	1,295
Travel and Entertainment	255
Other Expenses	4,041
Net Ordinary Income	(36,451)

See Notes to Financial Statements

Page F-4

USHOWUS CO., INC.
(A Development Stage Company)

Statement of Shareholder's Equity

December 1, 2000 Through December 31, 2001

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance	0	$ 0	$ -	$ (0)	$ -
December 2000 - May 2001 Initial Offering of Founders Stock (Note 4)	5,015,000	5,015	-	-	5,015
Net loss from December 1, 2000 (Inception) Through December 31, 2001	-	-	-	(36,451)	(36,451)
BALANCE - DECEMBER 31, 2001	5,015,000	$ 5,015	$ 0	$ (36,451)	$ (31,436)

See Notes to Financial Statements

Page F-5

USHOWUS CO., INC.

(A Development Stage Company)

Audited

Statement of Cash Flows

	December 31, 2001
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income to Net Cash	$ 1,240
Net loss	(36,451)
NET CASH (USED IN) OPERATING ACTIVITIES	$ (35,211)
FINANCING ACTIVITIES	
Proceeds from the sale of common stock (Note 4)	5,010
Increase of Payables and Loans	31,850
NET CASH PROVIDED BY FINANCING ACTIVITIES	36,860
Cash and cash equivalents, beginning of period	(0)
CASH AND CASH EQUIVALENTS, END OF PERIOD	2,188
CHANGE IN CASH AND CASH EQUIVALENTS	2,188
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the period for:	
Interest	0
Taxes	0

See Notes to Financial Statements
Page F-6

USHOWUS CO., INC.
(A Development Stage Company)

Notes to the Financial Statements

For the Period from December 1, 2000 (Date of Inception) through December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Earnings/(loss) per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted loss per share.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company's only financial instrument at December 31, 2001 was cash.

Development Stage Company

The Company has been in the development stage since it's formation in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7. "Accounting and Reporting by Development Stage Enterprises".

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equipment and depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Upon retirement or disposition of the furniture and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Web site development

The Company expenses all internal and external costs incurred to develop internal-use computer software. As a development stage company, management has determined there is no assurance that the web site will provide substantive service potential to the Company.

Page F-7

USHOWUS CO., INC.
(A Development Stage Company)

Notes to the Financial Statements

For the Period from December 1, 2000 (Date of Inception) through December 31, 2001

Note 1 - Summary of Significant Accounting Policies (continuation)

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement 109 No. (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

Investment in Equity Securities

Equity securities are considered available-for-sale, and are carried at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity under Accumulated Other Comprehensive Income. Currently the Company has no Investment in Equity Securities.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, are cash and cash equivalents and accounts receivable.

Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell.

Sales Revenue

Revenues from sales are recorded when the collection of sales proceeds is reasonably assured and all other material conditions of the sales are met. Income on contracts in excess of one month is deferred and recognized monthly, pro-rata, over the term of the agreement.

Advertising

Advertising costs are charged to operations in the year incurred.

USHOWUS CO., INC.
(A Development Stage Company)

Notes to the Financial Statements

For the Period from December 1, 2000 (Date of Inception) through December 31, 2001

Note 1 - Summary of Significant Accounting Policies (continuation)

Basic Net Income (Loss) per Share

Basic net income (loss) per common share is computed by dividing the net income or loss available to Common stockholders by the weighted average number of Common shares outstanding during each period. There were no common stock equivalents as of the periods ended June 30, 2001 . Net income or loss per share for the periods presented above are based on a weighted average number of shares outstanding of 5,015,000.

Organizaitonal Costs

The Company adopted Statement of Position No. 98-5 ("SOP 95-5") Reporting of the Costs of Start Up Activities. SOP 98-5 requires that all non-governmental entities expense the costs of start up activities, including organizational costs as those costs are incurred.

Going Concern

The Company continues to accumulate a deficit and has generated no earnings as of this statement ending date. The Company is a development stage company and intends to raise money from a private placement offering. Currently the Company does not carry on an active business and as a consequence there are no operating expenses beyond raising capital. Therefore, because there is no operating business and because the company anticipates the raising of capital through investments the management is not concerned about the Company's lack of a going concern.

Note 2 - Nature of Organization

Ushowus.Com (hereinafter the Company) was incorporated under the laws of Nevada on December 1, 2000. Effective December 1, 2000, the Company entered the development stage in accordance with SFAS No. 7. The Company's principal activities since December 1, 2000 have consisted of organizational matters and the sale of its no par value common stock.

Note 3: Income Taxes

A reconciliation of the U.S. statutory income tax rate to the effective rate is as follows:

	December 31, 2000
U.S. federal statutory graduated rate	15.00%
State income tax rate, net of federal benefit	7.51%
Offering costs	13.13%
Net operating loss for which no tax benefit is currently available	-35.64%
	0.00%

USHOWUS CO., INC.
(A Development Stage Company)

Notes to the Financial Statements

For the Period from December 1, 2000 (Date of Inception) through December 31, 2001

Note 3: Income Taxes (continuation)

At December 31, 2001, deferred taxes consisted of a net tax asset of $12,991, due to operating loss carryforwards of $12,991, which was fully allowed for in the valuation allowance of $12,991. The valuation allowance from December 1, 2000 through December 31, 2001 was $12,991. Net operating loss carryforwards will expire through 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Note 4: Shareholder's Equity

In December 2000, the Company authorized for issuance of Founder's stock. The Board of Directors has authorized the issuance of 4,000,000 shares of common stock. The Board subsequently authorized an additional 15,000 in exchange for services for a total of 4,015,000. The Board has agreed to sell a note and take $31,000 as a bridge loan, with the note maturing on January 18, 2002 with a 12% annual interest, and allow the loan provider to purchase 1,000,000 shares of common stock at $0.001. Subsequently the note was converted to 1,000,000 common shares to satisfy the $31,000 principal and all accrued interest. They further have authorized an Initial Public Offering (IPO) of 1,200,000 shares of common stock for sale at $0.25 per share. On May 8, 2001 an additional 1, 005,000 shares were sold to originators of the Company.

Page F-10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47.   If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

This current loss is a result of formation and initial operational costs. UshowUs Co., Inc. has sufficient cash reserves to sustain current operations for the next 12-months at current staffing and operational levels.

However, full implementation of the current business plans is dependent on the proceeds from this offering. Applications of varying levels of proceeds from this offering are listed in response to question 9(a). Absent those proceeds a limited implementation would be made with existing cash reserves.

48.   Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

UshowUs Co., Inc. is a development stage company with significantly limited operations to date, and has established no historical basis for the derivation of trends related to either product development or sales. UshowUs Co. is aware of no changes now occurring in the industry which, in the opinion of management, would have any significant impact upon the results of operations for the next 12 months.

49.   If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%
What is anticipated gross margin for next year of operations? _____%
If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

UshowUs Co., Inc. is a development stage company with significantly limited operations to date, and has had no significant sales during the last fiscal year.

50.   Foreign sales as a percent of total sales for last fiscal year:____%
Domestic government sales as a percent of total domestic sales for last fiscal year:____%
Explain the nature of these sales, including any anticipated changes:

UshowUs Co., Inc. is has had no significant sales during the last fiscal year, including no domestic government sales or foreign sales.

SIGNIFICANT PARTIES

DIRECTORS

Name	Business Address	Residential Address
Donald R. Brady	2902 Juan Street, Suite 12 San Diego, California 92110 (619) 295-1305	On file at corporate offices
Roy Withers	2902 Juan Street, Suite 12 San Diego, California 92110 (619) 295-1305	On file at corporate offices
Tro Murphey	2902 Juan Street, Suite 12 San Diego, California 92110 (619) 295-1305	On file at corporate offices

UNDERWRITERS

Should UshowUs Co., Inc. seek the services of a broker-dealer in connection with this offering, UshowUs Co., Inc. will amend this registration statement by post-effective amendment.

A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

UshowUs Co., Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in UshowUs Co., Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of UshowUs Co., Inc.

SELLING SECURITY HOLDERS

No security holders of UshowUs Co., Inc. Is offering securities; nor has held any position, office, or material relationship within the past three years with UshowUs Co., Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

UshowUs Co., Inc. has never had nor anticipates having any disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of UshowUs Co., Inc..

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

UshowUs Co., Inc.

Common Stock: 1,200,000 Shares

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of UshowUs Co., Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to UshowUs Co., Inc. or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Nevada Corporate Code, or any Nevada State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

UshowUs Co., Inc. will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of UshowUs Co., Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting UshowUs Co., Inc.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000.00	0.3%
Printing Cost	$ 1,500.00	0.5%
Legal Fees	$25,000.00	8.3%
Accounting Fees	$ 5,000.00	1.7%
Total	$ 32,500.00	10.8%

*Percent - Indicates percentage of proceeds from offering used, assuming maximum subscriptions.

No securities are being registered for sale by security holders.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    a. Include any prospectus required by section 10(a)(3) of the Securities Act;
    b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

4,015,000 outstanding shares were issued to officers of UshowUs Co., Inc. were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

1,000,000 shares were issued in a private loan agreement as exempted transactions under Regulation "D", Section 4(2) of the Securities Act of 1933, 4(6) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

There are no other outstanding shares.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Charter and By-Laws		
	(i) Articles of Incorporation	Articles 1 - 4	47 - 50
	(ii) Amendment to Articles of Incorporation	Amend 1	51
	(iii) By-Laws	Bylaws 1 - 4	52 - 55
(3)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(i) - Articles of Incorporation, Tenth Exhibit 3(ii) - By-Laws, Articles I and VI	
(10)	Consents		
	(i) Consent of Accountant	C-1	56
	(ii) Consent of Attorney	C-2	57
(11)	Opinion re: legality	L-1	58

DESCRIPTION OF EXHIBITS

(2)	(i) Articles of Incorporation	Articles of Incorporation of UshowUs Co., Inc., a Nevada corporation, as filed December 1, 2000.
	(ii) Amendment	Amendment to Articles of Incorporation filed February 2, 2002.
	(ii) By-Laws	By-Laws of UshowUs Co., Inc. adopted December 1, 2000.
(3)	Instruments defining the rights of security holders	Included by reference, that portion(s) of Articles of Incorporation and By-Laws stating specified security holders rights.
(10)	Consents	
	(i) Consent of Accountant (ii) Consent of Attorney	The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(11)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of___San Diego___; State of ___California___;

on ___June 5, 2002___

REGISTRANT: __UshowUs Co., Inc.__

By: __/S/_____ Donald R. Brady, President__
(Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) /S/___Donald R. Brady_____(Title) _President_____ (Date) June 5, 2002

(Signature) /S/___Tro Murphey_____(Title) _Secretary/Treasurer_____ (Date) June 5, 2002